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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 52717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/09** (MM/DD/YY) AND ENDING **03/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Affiliated Funding Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3801 E. Florida Avenue, Suite 400
(No. and Street)

Denver	**CO**	**80210**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alfred Reeves **(954) 258-5341**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
6/3

OATH OR AFFIRMATION

I, **Alfred Reeves**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Affiliated Funding Corp.**, as of **March 31**, **2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public


NOTARY PUBLIC STATE OF FLORIDA
Sharonanna Liakopoulos
Commission # DD542674
Expires June 25, 2010
Bonded Troy Fain - Insurance, Inc. 800-385-7019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

AFFILIATED FUNDING CORP.
Financial Statements
March 31, 2010
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Affiliated Funding Corp. (fka Access Capital Investment Group, Inc.)

We have audited the accompanying balance sheet of Affiliated Funding Corp. (fka Access Capital Investment Group, Inc.), as of March 31, 2010 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affiliated Funding Corp., as of March 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 19, 2010
Atlanta, Georgia



RUBIO CPA, PC

AFFILIATED FUNDING CORP.
BALANCE SHEET
March 31, 2010

ASSETS

	2010
Cash and cash equivalents	$ 15,395
Accounts receivable	4,099
Prepaid expenses and other assets	861
Total Assets	$ 20,355

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$ -
Total Liabilities	-
STOCKHOLDERS' EQUITY	
Common stock, $.0001 par value; 30,000,000 shares authorized; 2,222 shares issued and outstanding	-
Paid-in capital	29,800
Retained earnings (deficit)	(9,445)
Total Stockholders' Equity	20,355
Total Liabilities and Stockholders' Equity	$ 20,355

The accompanying notes are an integral part of these financial statements.

AFFILIATED FUNDING CORP.
STATEMENT OF OPERATIONS
For the Year Ended March 31, 2010

	2010
REVENUES	
Advisory and finders fees	$ 222,246
Total revenues	222,246
GENERAL AND ADMINISTRATIVE EXPENSES	
Compensation and fees to officers and related parties	52,600
Occupancy	5,683
Other operating expenses	170,600
Total expenses	228,883
NET LOSS BEFORE INCOME TAXES	(6,637)
INCOME TAX EXPENSE	-
NET LOSS	$ (6,637)

The accompanying notes are an integral part of these financial statements.

AFFILIATED FUNDING CORP.
STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2010

		2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(6,637)
Adjustments to reconcile net loss to net cash used in operations:		
Increase in prepaid expenses and other assets		(85)
NET CASH USED BY OPERATING ACTIVITIES		(6,722)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(6,722)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		26,217
End of year	$	15,395

The accompanying notes are an integral part of these financial statements.

AFFILIATED FUNDING CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended March 31, 2010

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, March 31, 2009	$ -	$ 29,800	$ (2,808)	$ 26,992
Net loss			(6,637)	(6,637)
Balance, March 31, 2010	$ -	$ 29,800	$ (9,445)	$ 20,355

The accompanying notes are an integral part of these financial statements.

AFFILIATED FUNDING CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2010

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Affiliated Funding Corp. (the "Company"), a Florida corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was organized in March 1998 under the name of T & R Holding Corporation (T & R). On August 30, 2001, T & R sold all of its common stock to Priority Access, Inc., and the corporation's name was changed to AccessCapital, Inc. On January 3, 2003, PriorityAccess, Inc. sold 90% of the Company's common stock to two individuals, and the name of the Company changed to Access Capital Investment Group, Inc. The Company's name was changed to Affiliated Funding Corp. in July 2008. The Company is a securities broker-dealer, restricted to private placements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Fair Value of Financial Instruments:

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. At present, the Company does not have any receivables or payables.

Income Taxes:

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

AFFILIATED FUNDING CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2010

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Advisory and Finder Fee Revenues: Finder fee revenues include fees from securities offerings in which the Company acts as an agent. Advisory revenues include fees earned from providing financial advisory services. Advisory and finder fees are recorded upon settlement.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had net capital of $15,395, which was $10,395 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was nil.

NOTE C – CONCENTRATIONS

Substantially all of the advisory and finders fee revenues were earned from five customers.

NOTE D – RELATED PARTIES

Payments to the stockholders and entities related to stockholders for management, operational, advisory, financial, compliance and regulatory services were approximately $53,000 for the year ended March 31, 2010.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

AFFILIATED FUNDING CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2010

NOTE E – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ -
Deferred income tax expense	-
Income tax expense	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The difference at March 31, 2010 relates primarily to a net operating loss carryforward.

Significant components of deferred tax assets are as follows:

Deferred tax assets:	
Net operating losses	$ 11,900
Deferred tax valuation allowance	(11,900)
Net deferred tax asset	$ -

The Company has recorded a valuation allowance for the deferred tax asset at March 31, 2010 equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2027.

The Company has a net operating loss carryforward that may be used to reduce taxable income arising in future years of approximately $34,000 that begins to expire in 2027.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return.

The Company has adopted FIN 48 in its 2009 annual financial statements. The impact of FIN 48 on its financial position and results of operations is not material to its financial statements.

AFFILIATED FUNDING CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2010

NOTE F – LEASES

The Company operates from an office suite leased on a month-to-month basis. Lease expense under the arrangement for the year ended March 31, 2010 was approximately $7,000.

SUPPLEMENTAL INFORMATION

SCHEDULE I
AFFILIATED FUNDING CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF MARCH 31, 2010

NET CAPITAL:

	2010
Total stockholders' equity	$ 20,355
Add deferred tax liability	-
	20,355
Less nonallowable assets:	
Accounts receivable	(4,099)
Prepaid expenses and other assets	(861)
	(4,960)
Net capital before haircuts	15,395
Less haircuts	-
Net capital	15,395
Minimum net capital required	5,000
Excess net capital	$ 10,395
Aggregate indebtedness	$ -
Net capital based on aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	nil

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2010

Net capital as reported in Form X-17a-5	$ 19,494
To reclassify accounts receivable to non-allowable assets	(4,099)
Net capital as reported above	$ 15,395

AFFILIATED FUNDING CORP.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders
Affiliated Funding Corp.

In planning and performing our audit of the financial statements of Affiliated Funding Corp., for the year ended March 31, 2010, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Affiliated Funding Corp., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

May 19, 2010
Atlanta, Georgia



RUBIO CPA, PC